SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 4)*

                           Formula Systems (1985) Ltd.
                                (Name of Issuer)

                        Ordinary Shares, NIS 1 Par Value
                         (Title of Class of Securities)

                                   346414-10-5
                                 (CUSIP Number)

  Adi Braunstein, Adv.,& Dr. Shlomo Nes Adv. (CPA)., - Court Appointed Trustees
                               Iscal Holdings Ltd.
                      55 Hamasger Street, Tel-Aviv ,Israel
                                  972-3-5610000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 22 pages)

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  2  of  22  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Iscal Holdings Ltd.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                               (b) / /

     3       SEC USE ONLY


     4       SOURCE OF FUNDS


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Israel


       NUMBER OF               7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        332,409
        OWNED BY
          EACH                 8      SHARED VOTING POWER
       REPORTING
         PERSON                            0
          WITH
                               9      SOLE DISPOSITIVE POWER

                                           332,409

                              10      SHARED DISPOSITIVE POWER

                                           0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  332,409

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES            / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.22%

    14       TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  3  of  22  Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Fauchtwanger Investments 1984 Ltd.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                                 (b) / /

     3       SEC USE ONLY


     4       SOURCE OF FUNDS


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Israel


       NUMBER OF               7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        332,409
        OWNED BY
          EACH                 8      SHARED VOTING POWER
       REPORTING
         PERSON                            0
          WITH
                               9      SOLE DISPOSITIVE POWER

                                           332,409

                              10      SHARED DISPOSITIVE POWER

                                           0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  332,409

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES              / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.22%

    14       TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  4  of  22  Pages

         This statement constitutes Amendment No. 4 to the Schedule 13D originally filed by Iscal Holdings Ltd. ("Iscal"), Fauchtwanger Investments 1984 Ltd. ("FI"), Hail Holdings (1965) Ltd. ("Hail"), Keren Peled Investments Ltd ("Keren Peled") and Jacob Hay (collectively, the "Reporting Persons") with the Securities and Exchange Commission on September 21, 2001, as amended by Amendment No. 1 on October 1, 2001, Amendment No. 2 on February 11, 2002 and Amendment No. 3 on March 4, 2002, relating to the ordinary shares of Formula Systems (1985) Ltd. (the "Issuer"). The principal offices of the Issuer are located at 3 Hagalim Boulavard, Hertzlia, 46725, Israel.

         Please see the attached Annex A for the up to the date names, business address, principal occupation (and names, principal businesses and address of place of additional employment) and citizenship of the executive officers and directors of the Reporting Persons that are corporations.

         Terms defined in the Schedule 13D previously filed have the same meaning in this Amendment.

Item 2.   Identity and Background.

         Item 2(e) of the Schedule 13D, as amended, is hereby amended as follows:

         (e) Since August, 2002, Iscal and FI are operating under the protection and supervision of the Tel Aviv District Court.


Item 5. Interest in Securities of the Issuer.

         Item 5(a) of the Schedule 13D, as amended, is hereby amended and restated in its entirety to read as follows:

         (a) Iscal beneficially owns 332,409 ordinary shares of the Issuer, or approximately 3.22% of the outstanding share capital of the Issuer.

         FI holds 24.99% of the outstanding share capital of Iscal As a result, FI may be deemed to be the beneficial owner of the shares of the Issuer.

         Item 5(b) of the Schedule 13D, as amended, is hereby amended and restated as follows:

         (b) Each of Iscal and FI, has the sole power to vote or to direct the vote, to dispose or to direct the disposition of 332,409 shares of the Issuer.

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  5  of  22  Pages


         Item 5(c) of the Schedule 13D, as amended, is hereby amended by adding thereto the following:

         (c) In a series of transactions made in the open market between April 25, 2002 and August 7, 2002, Iscal sold on Nasdaq an aggregate of 206,144 shares of the Issuer, for the total amount of $2,122,380.12 (average price per share of $10.30). Iscal made the following sales of ordinary shares of the Issuer in open market transactions effected through brokers on the dates, in the amounts and for the prices per share indicated:

                          NUMBER OF             PRICE PER SHARE
         DATE           ORDINARY SHARES             (U.S.$)*
         -------------------------------------------------------------------
         4/25/02            1,106                    $9.63
         -------------------------------------------------------------------
         4/29/02            3,000                    $8.97*
         -------------------------------------------------------------------
         4/30/02            7,190                    $8.66*
         -------------------------------------------------------------------
         5/1/02             7,500                    $8.73*
         -------------------------------------------------------------------
         5/2/02             7,500                    $9.14*
         -------------------------------------------------------------------
         5/7/02             5,000                    $8.90*
         -------------------------------------------------------------------
         5/8/02             5,000                    $8.79*
         -------------------------------------------------------------------
         5/9/02             3,679                    $8.76*
         -------------------------------------------------------------------
         5/12/02            5,980                    $8.75*
         -------------------------------------------------------------------
         5/13/02            2,396                    $8.74*
         -------------------------------------------------------------------
         5/14/02            7,229                    $9.05*
         -------------------------------------------------------------------
         5/23/02            5,000                    $9.39*
         -------------------------------------------------------------------
         5/27/02            2,069                    $9.81*
         -------------------------------------------------------------------
         6/3/02             1,775                    $11.43*
         -------------------------------------------------------------------
         6/13/02            1,022                    $9.86*
         -------------------------------------------------------------------
         6/16/02            1,000                    $10.09
         -------------------------------------------------------------------
         6/17/02            1,958                    $10.33*
         -------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  6  of  22  Pages


         6/18/02            965                       $10.61
         -------------------------------------------------------------------
         6/25/02            1,551                     $9.63
         -------------------------------------------------------------------
         7/9/02             5,062                     $10.36*
         -------------------------------------------------------------------
         7/10/02            5,220                     $10.80*
         -------------------------------------------------------------------
         7/11/02            2,661                     $11.19*
         -------------------------------------------------------------------
         7/14/02            250                       $11.17
         -------------------------------------------------------------------
         7/31/02            2,453                     $10.85*
         -------------------------------------------------------------------
         8/1/02             31,107                    $10.78*
         -------------------------------------------------------------------
         8/4/02             13,971                    $10.78*
         -------------------------------------------------------------------
         8/5/02             15,000                    $10.95*
         -------------------------------------------------------------------
         8/6/02             51,500                    $11.06*
         -------------------------------------------------------------------
         8/7/02             8,000                     $11.07*
         -------------------------------------------------------------------
         * average price of transactions in that day.


         On November 5, 2003, Iscal transferred to Atarei Hashron - Company for Development and Investments in Real Estate (1985) Ltd., an Israeli company with its principal place of business at 7, Gibori Israel Street, Netanya, Israel ("Atarei Hashron") 187,943 ordinary shares of the Issuer which were held in escrow for Iscal and Atarei Hasharon in accordance with an agreement (the "Escrow Agreement") dated October 25, 2001 between Iscal, Atarei Hasharon and A. Rozenberg Trust Company Ltd., an Israeli company with its principal place of business at 24, Raul Walenberg Street, Tel Aviv, Israel (the "Trustee"). The transaction was effected by the Trustee. The average price per share for this transaction was the higher of NIS 77.30, or the price at which Atarei Hasharon would be able to sell those shares on the open market.

         In a series of transactions made in the open market between November 5, 2003 and November 30, 2003, Iscal sold on the Tel Aviv Stock Exchange an aggregate of 248,324 shares of the Issuer, for the total amount of NIS 18,680,000 (average price per share of NIS 75.23). Iscal made the following sales of ordinary shares of the Issuer in open market transactions effected through brokers on the dates, in the amounts and for the prices per share indicated:

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  7  of  22  Pages

                   NUMBER OF                        PRICE PER SHARE
         DATE      ORDINARY SHARES                      (NIS)*
         -------------------------------------------------------------------
         11/5/03     14,708                          NIS78.70*
         -------------------------------------------------------------------
         11/6/03     2,580                           NIS 78.75*
         -------------------------------------------------------------------
         11/9/03     7,000                           NIS 79.23*
         -------------------------------------------------------------------
         11/10/03    860                             NIS 79.90*
         -------------------------------------------------------------------
         11/11/03    192                             NIS 77.90*
         -------------------------------------------------------------------
         11/12/03    29,053                          NIS 75.65*
         -------------------------------------------------------------------
         11/13/03    3,778                           NIS 77.70*
         -------------------------------------------------------------------
         11/16/03    628                             NIS 75.00*
         -------------------------------------------------------------------
         11/19/03    11,250                          NIS 72.91*
         -------------------------------------------------------------------
         11/20/03    48,446                          NIS 73.96*
         -------------------------------------------------------------------
         11/23/03    33,689                          NIS 75.35*
         -------------------------------------------------------------------
         11/24/03    23,890                          NIS 74.50*
         ------------------------------------------------------------------
         11/25/03    25,667                          NIS 75.00 *
         ------------------------------------------------------------------
         11/26/03    18,200                          NIS 75.46 *
         ------------------------------------------------------------------
         11/27/03    17,561                          NIS 75.44 *
         ------------------------------------------------------------------
         11/30/03    10,822                          NIS 74.10 *

         * Average price of transactions in that day.

In a series of transactions made in the open market between November 11th, 2003 and November 21, 2003, Iscal sold on Nasdaq an aggregate of 22,800 shares of the Issuer, for the total consideration of $382,754 (average price per share of $16.79). Iscal made the following sales of ordinary shares of the Issuer in open market transactions effected through brokers on the dates, in the amounts and for the prices per share indicated:

                           NUMBER OF              PRICE PER SHARE
         DATE            ORDINARY SHARES              ($)*
         --------------------------------------------------------------
         11/11/03          5,000                     17.42*
         --------------------------------------------------------------
         13/11/03          10,000                    16.77*
         --------------------------------------------------------------
         19/11/03          2,000                     16.60*
         --------------------------------------------------------------
         20-21/11/03       5,800                     16.55*

* Average price of transactions in that day.

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  8  of  22  Pages



         5(e) Due to the sales made by the Reporting Person as described above, the Reporting Person ceased to be the beneficial owner of more than 5% of the Ordinary Shares of the Issuer on November 19, 2003.

Item 7.  Material to be filed as Exhibits

         10.1. Agreement between Iscal, Atarei Hashron, and the Trustee, dated October 25, 2001 and a summary in English.*

         10.2. Agreement between Iscal and Bank Leumi LeIsrael Ltd., dated October 28, 2001 and a summary in English.*

         10.3. Power of Attorney of Fauchtwanger Investments 1984 Ltd in favour of Iscal Holdings Ltd.*

         10.4. Court Appointment of Adi Braunstein, Adv., and Dr. Shlomo Ness Adv. (CPA) as Trustees of Iscal Holdings Ltd., and a summary in English.

         10.5. Court Appointment of Dr. Shlomo Ness Adv. (CPA) as Trustee of Fauchtwanger Investments 1984 Ltd., and a summary in English.




-----------------
* Previously filed with Amendment No.2 to this Schedule 13D.

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                    Page  9  of  22  Pages




                                    SIGNATURE





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 7, 2003
-----------------------------------
Date

/s/ Adi Braunstein, Adv.              /s/ Shlomo Ness, Adv. (CPA)
-----------------------------------   -----------------------------------
Signature

/s/ Adi Braunstein, Adv., and Dr. Shlomo Nes Adv. (CPA) Court-Appointed Trustees, for Iscal Holdings Ltd.
-------------------------------------------------------------------------
Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                   Page  10  of  22  Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

December 7, 2003
-----------------------------------------------------
Date

/s/ Shlomo Ness
-----------------------------------------------------
Signature

/s/ Dr.shlomo Nes Adv. (CPA) Court Appointed Trustee for Fauchtwanger Investments 1984 Ltd.
-----------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D


CUSIP No.  346414-10-5                                   Page  11  of  22  Pages






                                     ANNEX A

(a)    Name of executive officers and directors of the Reporting Person;

(b)    Business addresses of executive officers and directors of Reporting
       Person;

(d) Principal occupation and name, principal business and address of places of additional employment of executive officers and directors of Reporting Person;

(f) Citizenship of the officers and directors of the Reporting Person as follows:



                               ISCAL HOLDINGS LTD.

   1.    (a) Adi Braunstein, Adv

         (b) 55 HaMashger Street, Tel-Aviv, Israel

         (d) Court Appointed Trustee Iscal Holdings Ltd.

         (f) Israel.

   2. (a) Dr. Shlomo Nes Adv. (CPA)

         (b) 28 Bezalel St. Ramat-Gan

         (d) Court Appointed Trustee Iscal Holdings Ltd.

         (f) Israel.



                       FAUCHTWANGER INVESTMENTS 1984 LTD.



   1. (a) Dr. Shlomo Nes Adv. (CPA)

         (b) 28 Bezalel St. Ramat-Gan Israel.

         (d) Court Appointed Trustee Fauchtwanger Investments 1984 Ltd.

         (f) Israel.